Filed by Euronav NV

This communication is filed pursuant to Rule 425

under the United States Securities Act of 1933

Subject Company: Euronav NV

(Commission File No. 001-36810)

Date: July 13, 2022

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number 001-36810

EURONAV NV

De Gerlachekaai 20

2000 Antwerpen

Belgium

011-32-3-247-4411

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

The Combination Agreement (defined below) has been included in this Report to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Euronav NV (“Euronav”), Frontline Ltd. (“Frontline”) and the other parties to the Combination Agreement. The Combination Agreement contains representations and warranties by Euronav and Frontline made solely for the benefit of the other. The assertions embodied in those representations and warranties are qualified by information in confidential disclosure schedules delivered by each party in connection with the signing of the Combination Agreement. Moreover, certain representations and warranties in the Combination Agreement were made as of a specified date, may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders, or may have been used for the purpose of allocating risk between Euronav and Frontline. Accordingly, the representations and warranties in the Combination Agreement should not be relied on by any persons as characterizations of the actual state of facts about Euronav or Frontline. In addition, information concerning the subject matter of the representations and warranties may change after the date of the Combination Agreement, which subsequent information may or may not be fully reflected in Euronav’s or Frontline’s public disclosures. The Combination Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Combination Agreement, the Merger (defined below), Euronav, Frontline, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into filings that Euronav and Frontline make with the U.S. Securities and Exchange Commission (“SEC”). For purposes of this Report “Frontline” shall reference Frontline Ltd. prior to the completion of the relocation and Frontline Ltd., as existing under the laws of Cyprus as a Cyprus public limited company, following the completion of the relocation, as applicable.

Combination Agreement

On July 10, 2022, Euronav entered into a definitive combination agreement (the “Combination Agreement”) for a stock-for-stock combination based on an exchange ratio of 1.45 Frontline-shares for every 1.0 Euronav-share (the “Combination”), which was unanimously approved by all the members of Euronav’s Supervisory Board and by all members of Frontline’s Board of Directors. The agreement memorialises the principal aspects of the previously announced term sheet that was signed on April 7, 2022. A copy of the Combination Agreement is attached hereto as Exhibit 99.1.

The proposed Combination is structured as a voluntary conditional exchange offer (the “Tender Offer”) by Frontline for all outstanding shares of Euronav at an exchange ratio of 1.45 Frontline shares for 1.0 Euronav share, possibly followed by a (simplified) squeeze out, with the aim to then propose a merger of Euronav into Frontline to Euronav’s and Frontline’s shareholders as soon as possible thereafter (the “Merger”).

Assuming all Euronav shares are tendered in the Tender Offer, and following the private acquisitions of Euronav shares in exchange for Frontline shares undertaken in May and June, the combined company will be held as follows: approximately 55% by existing Euronav shareholders and approximately 45% by existing Frontline shareholders.

The completion of the Tender Offer will be conditioned upon Frontline owning post Tender Offer at least 50% +1 of all the outstanding shares in Euronav (excluding treasury shares unable to be tendered), the relocation of Frontline to Cyprus, the absence of material adverse change, the receipt of required regulatory approvals and other customary conditions. Frontline together with its affiliate Famatown Finance Limited currently already own 37,881,478 shares in Euronav or 18.8% of the total outstanding shares (excluding treasury shares)i.

i Or 17.22% including in the denominator the treasury shares currently held by Euronav. The transparency notification made by C.K. Limited can be found via this link: https://www.euronav.com/nl/investeerders/nieuws/persberichten/2022/openbaarmaking-van-een-transparantiekennisgeving-4/

Prior to the Tender Offer completion, Euronav will be allowed to pay a dividend for a total amount of USD 0.09 per Euronav share and Frontline will be allowed to pay a dividend of USD 0.15, both with no impact on the exchange ratio; for any dividends from Frontline in excess of such amount, the Euronav shareholders accepting the Tender Offer will receive a compensation per Euronav share equal to the dividend amount per Frontline share times 1.45.

The combined group will be listed on Euronext Brussels, the Oslo Stock Exchange and New York Stock Exchange upon Tender Offer completion. Following completion of the Tender Offer, the governance and senior leadership of the combined group will be as set forth in the Combination Agreement.

The foregoing description of the Combination Agreement and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the Combination Agreement, a copy of which is filed with this Report on Form 6-K as Exhibit 99.1 and the terms of which are incorporated by reference herein.

Press Releases

On July 11, 2022, Euronav and Frontline issued two joint press releases in connection with the execution of the Combination Agreement. Copies of the press releases are attached hereto as Exhibit 99.2 and Exhibit 99.3.

The information contained in Exhibits 99.1, 99.2 and 99.3 of this Report on Form 6-K, excluding quotes from Mr. John Fredriksen, Mr. Hugo de Stoop, CEO of Euronav, and Mr. Lars H. Barstad, CEO of Frontline, in Exhibit 99.2, is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-238472) that was filed with SEC effective May 18, 2020.

IMPORTANT INFORMATION FOR INVESTORS

Frontline Relocation

Frontline intends to file with the SEC a registration statement on Form F-4 with proxy materials containing information about the relocation. Frontline will mail a final prospectus and proxy materials and other relevant documents after the SEC completes its review. Frontline shareholders are urged to read the preliminary prospectus, including the information and any amendments thereto and the final prospectus in connection with the solicitation of proxies for the special meeting(s) to be held to approve the relocation, because these documents will contain important information about Frontline and the proposed relocation. The final prospectus and the proxy materials will be mailed to Frontline shareholders of a record date to be established for voting on the proposed transaction. Frontline shareholders will also be able to obtain a free copy of the proxy materials, as well as other filings containing information about Frontline without charge, at the SEC’s website (www.sec.gov). Copies of the filings with the SEC can also be obtained, without charge, by directing a request to:

Lars H. Barstad

Chief Executive Officer, Frontline Management AS

Tel: +47 23 11 40 37

Email: lba@frontmgt.co

Additionally, all documents filed with the SEC can be found on Frontline’s website, https://www.frontline.bm/sec-filings/. The information on Frontline’s website is not incorporated by reference into this press release.

Exchange Offer

The exchange offer described in this press release has not yet commenced. This announcement is for informational purposes only and is neither a recommendation, nor an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Frontline or any other securities, nor is it a substitute for any offer materials that Frontline or Euronav will file with the SEC. At the time the exchange offer is commenced, a tender offer statement on Schedule TO, including an offer to exchange, a letter of transmittal and related documents, and a Registration Statement on Form F-4 will be filed with the SEC by Frontline. In addition, a Solicitation/Recommendation Statement on Scheduled 14D-9 will be filed with the SEC by Euronav with respect to the exchange offer. The offer to exchange all outstanding ordinary shares of Euronav will only be made pursuant to the offer to exchange, the letter of transmittal and related documents filed as part of the Schedule TO and no offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE EXCHANGE OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR EURONAV SHARES, INCLUDING THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the exchange offer, which will be named in the tender offer statement. Investors may also obtain, at no charge, the documents filed or furnished to the SEC by Euronav under the “SEC Filings” section of Euronav’s website at https://www.euronav.com/en/investors/company-news-reports/sec-filings/ and by Frontline at https://www.frontline.bm/sec-filings/. The information on these websites is not incorporated by reference into this press release.

In addition, you will be able to obtain free copies of these documents by contacting the investor relations department of Frontline or Euronav at the following:

Euronav NV	Frontline Ltd.
Mr. Brian Gallagher Euronav Investor Relations Tel: +44 20 7870 0436 Email: IR@euronav.com	Lars H. Barstad Chief Executive Officer, Frontline Management AS Tel: +47 23 11 40 37 Email: lba@frontmgt.no

The information included in this announcement is defined as inside information pursuant to article 7 of the Market Abuse Regulation and is publicly disclosed by Frontline in accordance with article 17 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, sell, or solicit any securities or any proxy vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

About Frontline Ltd.

Frontline is an independent tanker company engaged in the ocean transportation of crude oil. The company is incorporated in Bermuda and headquartered in Oslo, Norway with commercial offices in London, UK. Frontline is listed on both the NYSE and OBX exchange in Oslo under the symbol FRO. Frontline employs its fleet both on the spot and period market. Frontline’s owned and operated fleet consists of 18 VLCCs (with further five due for delivery in 2022), 29 Suezmaxes and 20 LR2/Aframax tankers.

About Euronav NV

Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 40 VLCCs (with further three under construction), 24 Suezmaxes (of which two vessels time chartered in) with a further three under construction and 2 FSO vessels under long term contract.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 (the “Reform Act”) provides safe harbor protections for forward- looking statements within the meaning of the Reform Act. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Frontline and Euronav desire to take advantage of the safe harbor provisions of the Reform Act and is including this cautionary statement in connection with this safe harbor legislation. The words “believe”, “anticipate”, “intends”, “estimate”, “forecast”, “project”, “plan”, “potential”, “may”, “should”, “would”, “will”, “expect”, “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Euronav and Frontline management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although Euronav and Frontline management believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Frontline or Euronav will accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Frontline and Euronav to successfully complete the proposed combination on anticipated terms and timing, including, among other things, obtaining required shareholder and regulatory approvals, the occurrence of the Merger, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies, expansion and growth of the combined group’s operations and other important conditions to the completion of the acquisition, risks relating to the integration of operations of Frontline and Euronav and the possibility that the anticipated synergies and other benefits of the proposed combination will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the proposed combination, the failure of counterparties to fully perform their contracts with Frontline or Euronav, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values (including the possibility of a material decline or prolonged weakness in such rates), changes in demand for tanker vessel capacity, changes in the companies’ operating expenses, including bunker prices, dry-docking and insurance costs, the market for the companies’ vessels, availability of financing and refinancing to meet the capital needs of the combined group, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities in the tanker industry, including without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns, crew wages, changes in demand for oil and petroleum products, including but not limited as a result of inflation, and instances of off-hires and other factors. Please see Frontline’s and Euronav’s filings with the U.S. Securities and Exchange Commission (the “SEC”) for a more complete discussion of these and other risks and uncertainties.

You are cautioned not to place undue reliance on Frontline’s and Euronav’s forward-looking statements. These forward-looking statements are and will be based upon Frontline and Euronav management’s then-current views and assumptions regarding future events and operating performance, and are applicable only as of the dates of such statements. Neither Frontline nor Euronav assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.

Exhibits

Exhibit Number	Exhibit Description

99.1	Combination Agreement and Plan of Merger, dated July 10, 2022, by and among Frontline Ltd. and Euronav NV*

99.2	Joint Press Release of Euronav NV and Frontline Ltd., dated July 11, 2022

99.3	Joint Press Release of Euronav NV and Frontline Ltd., dated July 11, 2022

*

Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURONAV NV

By:	/s/ Lieve Logghe
Name:	Lieve Logghe
Title:	Chief Financial Officer

Date: July 12, 2022